UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On October 4, 2017, DryShips Inc. (the "Company") issued a press release announcing the final results of its previously announced rights offering of shares of the Company's common stock, par value $0.01 per share ("Common Stock").  A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.
The Company raised $100.0 million of gross proceeds, including approximately $99.2 million of gross proceeds from the backstop commitment of Sierra Investments Inc. ("Sierra"), an entity affiliated with Mr. George Economou, the Company's Chairman and Chief Executive Officer. Rights holders subscribed for a total of 295,494 shares of Common Stock through the exercise of basic subscription rights and 10,266 shares of Common Stock through the exercise of the oversubscription privilege. In addition, a total of 36,057,876 shares of Common Stock will be issued to Sierra pursuant to the backstop commitment.  There will be a total of 104,274,708 shares of Common Stock outstanding following the closing of the rights offering and the private placement to Sierra described herein.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-202821 and 333-216826).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 4, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer